Henkel

A Brand like a Friend

04 JAN 12 AM 7:21

Henkel KGaA, 40191 Düsseldorf, Deutschland

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04012005

SUPPL

Datum / Date	2004-01-06	Abteilung / Dept.	VJC / T. Kühn
Ihre Nachricht / Your message		Telefon / Phone	+49 211 797 8959
		Telefax / Fax	+49 211 798 2463
		E-Mail / E-mail	Thomas-Gerd.Kuehn@henkel.com

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

Ladies and Gentlemen:

Enclosed please find Henkel's press release "Henkel Technologies announces Partnership with Team McLaren Mercedes".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

HENKEL KGaA

T. Kuehn H. Nicolas

Encl.

dlw 1/13

Henkel A Brand like a Friend

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Thema: Press release "Henkel Technologies announces Partnership with Team McLaren Mercedes"

Henkel
A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press release "Henkel Technologies announces Partnership with Team McLaren Mercedes", wich we distributed to the media.

With my very best regards

Ernst Primosch

Press Release

Power for Formula One

Henkel Technologies announces Partnership with Team McLaren Mercedes

Henkel Technologies and Team McLaren Mercedes are looking forward to

taking "pole position" together in the 2004 season. From now on the Formula One race cars of Kimi Räikkönen and David Coulthard will be prominently displaying the new logo of Henkel Technologies, a worldwide business sector of the international Henkel Group. Through its partnership with Team McLaren Mercedes, Henkel Technologies is looking to increase awareness of the company's performance as one of the leading global suppliers of adhesives, sealants and surface technologies.

Düsseldorf – "With our innovative technologies, we are in demand as an official supplier and a partner from numerous industrial sectors. Formula One and Team McLaren Mercedes is an ideal platform, providing a quantum leap forward in conveying this message to external audiences," says Dr. Jochen Krautter, Executive Vice President, Henkel Technologies.

High-Performance Adhesives for Automotive Manufacture

Henkel's know-how in the field of engineering adhesives is of great value to Team McLaren Mercedes in the Formula One World Championship battle – one of the toughest known testing grounds for automotive design. The background: advanced high-performance adhesives are increasingly replacing traditional assembly and joining technologies such as welding, soldering, riveting or the use of nuts and bolts. More and more components of automobiles, as well as components of high-speed trains and airplanes, are being bonded together. In this way, Henkel Technologies provides effective support for the trend towards an energy-saving lightweight mode of construction. Henkel engineers will continue to cooperate closely with their counterparts from McLaren Racing in order to boost the team's chances of success through engineering measures designed to overcome the extreme challenges posed by Formula One races on vehicle components and materials. High-performance adhesives from the aerospace division are used in the manufacture of the monocoque, while other products from the general industry and automotive divisions are used on the engine and in the assembly of the Team McLaren Mercedes race cars – a total of 92 different applications in all.

Continuation of a Successful Partnership

Both organisations are continuing a successful and mutually beneficial partnership, which began in 1995 under the Loctite brand name. After Henkel recently restructured its technologies operations, which encompass a broad range of specialist brands, the company is also revamping its external communications efforts. "We want to present a unified image to all our customers worldwide and be recognized by one umbrella brand name. Henkel Technologies stands for strong brands with the highest level of competence and innovative strength when it comes to high-tech adhesives and applications for surface technologies," Krautter adds.

2004: The Championship in our sights

To date, the highlights of the strategic cooperation between Henkel (formerly under the Loctite brand name) and Team McLaren Mercedes have been the 33 race wins, the double victory in the Drivers' and Constructors' World Championships in 1998, and the Drivers' World Championship in 1999. At the end of the 2003 Formula One World Championship, Kimi Räikkönen in his Team McLaren Mercedes was an extremely close second behind World Champion Michael Schumacher. For the upcoming season in 2004, Jochen Krautter has one main wish: "I hope that the fans of the German driver Michael Schumacher will forgive me, but it is our goal that Henkel Technologies with Team McLaren Mercedes become World Champions together this time around!"

"Henkel – A Brand like a Friend"

With brands and advanced technologies, Henkel makes people's lives easier, better, and more beautiful. The business sector Henkel Technologies is one of the leading suppliers of adhesives, sealants and surface treatments for industrial customers. Strong brands, such as Loctite, Teroson, P3, Hysol and Liofol, are key drivers behind the success of the business sector. Henkel Technologies serves the automotive, electronics, aerospace, metal industries, assembly, maintenance and repair, consumer goods and packaging industries worldwide.

The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2002 the Henkel Group generated sales of 9.66 billion euros and an operating profit (EBIT) of 666 million euros. 50,000 employees work for the Henkel Group worldwide. People in 126 countries around the world trust in brands and technologies from Henkel.

About McLaren

McLaren Racing, the company behind the Team McLaren Mercedes team, was formed in September 1980 as a result of a merger between Team McLaren and Project Four, a British company owned by Ron Dennis, now Chairman and CEO of the McLaren Group. McLaren has won eleven Formula One Drivers' Championships and eight Formula One Constructors' Championships including the 1998 and 1999 Drivers' World Championship. McLaren has competed in Formula One since 1966 and has proven to be one of the most successful Formula One teams of all time with 137 Grands Prix wins. To date, McLaren has raced in 560 Grands Prix. www.mclaren.com

Photo material is available for download: **www.press.henkel.com**

December 29, 2003

Contact:

Henkel Group
Corporate Communications
Ernst Primosch
Phone: ++49-211-797-3533
Fax.: ++49-211-798-2484

Andreas Finke
Phone: ++49-211-797-2710
Fax.: ++49-211-798-4040

Email: press@henkel.com

www.press.henkel.com
www.henkel.com

Presseinformation

Power für die Formel 1

Henkel Technologies und Team McLaren Mercedes geben Partnerschaft bekannt

Henkel Technologies und das Team McLaren Mercedes streben in der Saison 2004 gemeinsam die "pole position" an. Ab sofort prangt auf den Formel 1-Wagen von Kimi Räikkönen und David Coulthard das neue Logo von Henkel Technologies. Der global agierende Unternehmensbereich der internationalen

Henkel-Gruppe will durch die Partnerschaft mit Team McLaren Mercedes seine Leistung als einer der führenden Anbieter von Industrieklebstoffen, Dichtstoffen und Oberflächentechnik weltweit noch bekannter machen.

Düsseldorf – „Mit unseren innovativen Technologien sind wir für zahlreiche Industriebranchen ein gefragter Partner – die Formel 1 und Team McLaren Mercedes sind eine ideale Plattform, um dieser Botschaft einen kräftigen Schub zu verleihen", sagt Dr. Jochen Krautter, Mitglied der Geschäftsführung, zuständig für den Unternehmensbereich Henkel Technologies.

Hochleistungsklebstoffe für die Fahrzeugkonstruktion

Das Know-how von Henkel bei Konstruktionsklebstoffen ist von großem Nutzen für das Team McLaren Mercedes im Kampf um die Weltmeisterschaft in der Formel 1 – einem der härtesten Einsatzgebiete für Fahrzeugkonstruktionen. Der Hintergrund: Moderne Hochleistungsklebstoffe ersetzen zunehmend traditionelle Fügetechniken wie Schweißen, Löten, Nieten oder Schrauben.

Immer mehr Komponenten von Automobilen, aber auch von Hochgeschwindigkeitszügen und Flugzeugen, werden verklebt. Henkel Technologies unterstützt damit nachhaltig den Trend zur energiesparenden Leichtbauweise. Henkel-Ingenieure arbeiten mit ihren Kollegen von McLaren eng zusammen, um die Siegchancen durch konstruktive Maßnahmen zu erhöhen und die extremen Herausforderungen zu bewältigen, die die Formel 1 an Fahrzeugteile und Materialien stellt. Hochleistungsklebstoffe von Henkel Technologies, ursprünglich aus dem Bereich der Raumfahrtindustrie, erfüllen bei der Zusammensetzung der Monocoque-Konstruktionen wesentliche Funktionen. Weitere Henkel Technologies-Produkte werden in den Motor und bei der Montage des Team McLaren Mercedes-Wagens eingesetzt – insgesamt bei 92 verschiedenen Anwendungen.

Fortsetzung einer erfolgreichen Partnerschaft

Damit setzen die zwei Partner eine erfolgreiche und für beide Seiten vorteilhafte Zusammenarbeit fort, die bereits 1995 unter der Marke Loctite begann. Nachdem Henkel das Technologiegeschäft mit seinen zahlreichen Spezialmarken jüngst neu

formiert hat, wird nun auch die Außendarstellung fokussiert. Krautter: „Wir möchten bei allen unseren Kunden weltweit einheitlich auftreten und an unserer Dachmarke erkannt werden. Henkel Technologies steht für starke Marken mit höchster Kompetenz und Innovationskraft bei High-Tech-Klebstoffen und Applikationen der Oberflächentechnik".

2004 an die Weltspitze

Höhepunkte der Zusammenarbeit von Henkel (ursprünglich unter der Marke Loctite) und McLaren waren bisher 33 gewonnene Rennen, der Doppelgewinn der Fahrer- und Konstrukteursweltmeisterschaft 1998 und die Fahrerweltmeisterschaft 1999. In der Saison 2003 belegte Kimi Räikkönen auf McLaren Mercedes äußerst knapp hinter Weltmeister Michael Schumacher Platz 2. Für die kommende Saison hat Jochen Krautter vor allem einen Wunsch: „Die Fans von Michael Schumacher mögen mir verzeihen – aber es ist unser Ziel, dass diesmal Henkel Technologies und Team McLaren Mercedes gemeinsam Weltmeister werden."

„Henkel – A Brand like a Friend"

Henkel ist führend mit Marken und Technologien, die das Leben der Menschen leichter, besser und schöner machen. Der Unternehmensbereich Henkel Technologies ist einer der weltweit führenden Anbieter von Systemen, Dienstleistungen und Produkten in den Bereichen Kleb- und Dichtstoffe sowie Oberflächentechnik für industrielle Anwender. Starke Marken, u.a. Loctite Teroson, P3, Hysol und Liofol, bilden die Erfolgsbasis des Unternehmensbereiches. Zu Anwendern von Henkel Technologies zählen weltweit die Industriezweige Automobil, Elektronik, Luft- und Raumfahrt, Metall, Montage, Reparatur/Instandhaltung, Konsumgüter- und Verpackungsindustrie.

Die Henkel-Gruppe ist aktiv in drei strategischen Geschäftsfeldern – Wasch-/Reinigungsmittel (Home Care), Kosmetik/Körperpflege (Personal Care), Klebstoffe, Dichtstoffe und Oberflächentechnik (Adhesives, Sealants and Surface Treatment). Im Geschäftsjahr 2002 erzielte die Henkel-Gruppe einen Umsatz von 9,66 Mrd Euro und ein betriebliches Ergebnis (EBIT) von 666 Mio Euro. 50.000 Mitarbeiter sind weltweit für die Henkel-Gruppe tätig. Menschen in 126 Ländern der Welt vertrauen Marken und Technologien von Henkel.

Über McLaren

Hinter Team McLaren Mercedes steht das Unternehmen McLaren Racing, das im September 1980 gegründet wurde – ein Zusammenschluss zwischen Team McLaren und Project Four, einem britischen Unternehmen im Besitz des jetzigen Chairmans und CEO der McLaren-Gruppe, Ron Dennis. McLaren hat elf Fahrermeisterschaften und acht Konstrukteursmeisterschaften einschließlich

der Fahrer-WM 1998 und 1999 gewonnen. McLaren nimmt seit 1966 an der Formel 1 teil und hat sich mit 137 Grand-Prix-Siegen als eines der erfolgreichsten Formel 1-Teams aller Zeiten erwiesen. Bis heute stand McLaren bei 560 Grand-Prix-Rennen am Start. www.mclaren.com

Bildmaterial steht Ihnen unter **www.presse.henkel.de** zum Download bereit.

29. Dezember 2003

Kontakt:

Henkel Gruppe
Corporate Communications
Ernst Primosch
Telefon:++49-211-797-3533
Fax: ++49-211-798-2484

Andreas Finke
Telefon:++49-211-797-2710
Fax: ++49-211-798-4040

Email: press@henkel.com

www.press.henkel.com
www.henkel.com

We distributed this information to MC 1 - 3 world

Henkel

A Brand like a Friend

04 JAN 12 AM 7:21

Henkel KGaA, 40191 Düsseldorf, Deutschland

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Datum / Date	2004-01-06	Abteilung / Dept.	VJC / T. Kühn
Ihre Nachricht / Your message			
		Telefon / Phone	+49 211 797 8959
		Telefax / Fax	+49 211 798 2463
		E-Mail / E-mail	Thomas-Gerd.Kuehn@henkel.com

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's press release "Henkel strengthens Hair Cosmetics business in the USA".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

HENKEL KGaA

T. Kuehn H. Nicolas

Encl.

A Brand like a Friend Entscheidung erforderlich ? ☐ ja

Thema: Press Release "Henkel strengthens Hair Cosmetics business in the USA"

Henkel

A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press release "Henkel strengthens Hair Cosmetics business in the USA", which we just distributed to the media.

With my very best regards

Ernst Primosch

Press Release

Further expansion in Cosmetics

Henkel strengthens Hair Cosmetics business in the USA

The Henkel Group is to further strengthen its hair cosmetics business through acquisition of the business of US company Advanced Research Laboratories (ARL) headquartered in California. ARL is a strong innovator active in hair cosmetics, offering fashion-led and ethnic hairstyling products under leading brand göt2b . This acquisition will push Henkel up to third position in the US hairstyling market.

Düsseldorf, Germany/Costa Mesa, California -- The Henkel Group has acquired the business of Advanced Research Laboratories (ARL), Costa Mesa, California/USA. ARL has a workforce of 181 employees and develops and markets hair care and styling products primarily in the USA, Canada and Mexico. The company has succeeded in generating double-digit percentage sales growth rates in recent years and has gained a leading position in the styling segment. For fiscal 2003, ARL expects projected net sales totaling approx $ 133 million and an operating profit (EBIT) of around $ 25 million. The return on sales (EBIT) is expected to be around 19 %. The transaction will be immediately earnings enhancing for Henkel both before and after goodwill amortization. The acquisition is to be financed from existing liquid funds.

"ARL ideally complements our existing hair cosmetics business in the USA," explained Uwe Specht, Executive Vice President of Henkel's Cosmetics/Toiletries business sector. "The acquisition will take Henkel a significant step forward in the American hair cosmetics market."

Chief Executive Officer and co-founder of ARL, Thomas Parr, said: "We are delighted to become part of a major, internationally successful company. This development will secure and further enhance the long-term growth perspective of our brands."

Henkel intends to combine the acquired ARL business with its California based Schwarzkopf & Dep business. Thomas Parr will be President and General Manager of these combined businesses. The acquisition is subject to regulatory approval and

other customary closing conditions. The acquisition is anticipated to be completed in the beginning of 2004.

About ARL:

ARL headquartered in Costa Mesa, California/USA, with subsidiaries in Mexico and Canada is a privately owned company that has been developing and marketing innovative and high-quality hair cosmetics for more than 20 years. ARL's best known brands are göt2b, Citré Shine, Smooth´N Shine and Zero Frizz. The company expects sales revenues of approx. $ 160 million (according to US-GAAP) for the current year and realizes around 70 percent of its sales in the USA. For further information on ARL, go to www.advreslab.com.

About Henkel:

To date, Henkel has been represented in the American hair cosmetics market by Schwarzkopf & Dep (Los Angeles/California), a division of the subsidiary Henkel Corp.. With brands such as L.A. Looks and Dep, Henkel is the market leader in the hair gel segment and holds a strong position in the overall hair styling market.

Henkel, headquartered in Düsseldorf, Germany, is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas: Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2002, the Henkel Group generated sales of 9.66 billion euros and an operating profit (EBIT) of 666 million euros. 50,000 people work for the Henkel Group worldwide. Henkel Brands and Technologies are available in 126 countries around the world. For further information on Henkel, go to www.henkel.com.

This information contains forward-looking statements based on the current beliefs and estimates of Henkel's management. They are not guarantees of future performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the Company's actual results or performance to be materially different from those expressed or implied by such statements. Many of these risks and uncertainties relate to factors that are beyond Henkel's ability to control or estimate precisely, such as future market and economic conditions and the behavior of other market participants. Henkel does not intend nor assume any obligation to update these forward-looking statements.

December 22, 2003

Henkel Group

Corporate Communications

Ernst Primosch
Phone: +49-211-797-3533
Fax: +49-211-798-9208

Lars Witteck
Phone: +49-211-797-2606
Fax: +49-211-798-9208

Simone Gleumes
Phone: +49-211-797-4463
Fax: +49-211-798-9208

press@henkel.com
press.henkel.com

Presseinformation

We distributed this information to MC 1 - 3 world